SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             (Amendment No. ______)*

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                                ACTEL CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))

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                Options to Purchase Common Stock, $.001 par value
                         (Title of Class of Securities)

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                                   004934 10 5
                (CUSIP Number of Underlying Class of Securities)

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                               David L. Van De Hey
                 Vice President & General Counsel and Secretary
                                Actel Corporation
                             955 East Arques Avenue
                           Sunnyvale, California 94086
                                 (408) 739-1010
                    (Name, address, and telephone numbers of
                      person authorized to receive notices
                         and communications on behalf of
                                 filing persons)

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                                   Copies to:
                              Henry P. Massey, Jr.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

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  X      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  third-party tender offer subject to Rule 14d-1.

                  issuer tender offer subject to Rule 13e-4.

                  going-private transaction subject to Rule 13e-3.

                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

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         Attached to this cover sheet are (i) a press release issued by Actel
Corporation announcing the approval of a voluntary stock option exchange program and (ii) the text of a memorandum to be sent by email to Actel employees by Barbara McArthur, Actel's Vice President of Human Resources, and posted on the Actel intranet.

                                  Press Release


Contact: Jon Anderson, Actel Corporation (408) 522-4445

For Release: May 25, 2001 @ 1:30 P.M. PDT

                  ACTEL ANNOUNCES STOCK OPTION EXCHANGE PROGRAM

         Sunnyvale, Calif. - MAY 25, 2001 - Actel Corporation (NASDAQ: ACTL) today announced that its Board of Directors approved a voluntary stock option exchange program. Eligible employees will be given the opportunity to cancel previously granted options in exchange for an equal number of new options to be granted on a future date. Actel expects to commence the exchange offer on June 1, 2001. The exercise price of new options will be the fair market value of the Company's common stock on the new grant date, which is expected to occur at the end of this year.

         About Actel

         Actel Corporation is a supplier of innovative programmable logic solutions, including field-programmable gate arrays (FPGAs) based on antifuse and flash technologies and embedded programmable gate arrays (EPGAs) based on SRAM technology, as well as high-performance intellectual property (IP) cores, software development tools and design services. Founded in 1985 and headquartered in Sunnyvale, California, Actel employs approximately 500 people worldwide. The Company is traded on the Nasdaq National Market under the symbol ACTL and is located at 955 East Arques Avenue, Sunnyvale, California, 94086-4533. Telephone: 888-99-ACTEL (992-2835). Internet: http://www.actel.com.

Editor's Note: The Actel name and logo are registered trademarks of Actel Corporation. All other trademarks and servicemarks are the property of their respective owners.

                                   Memorandum


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TO:             All U.S. Actel Employees

FROM:           Barbara McArthur, Vice President of Human Resources

DATE:           May 25, 2001

SUBJECT:        OPTION EXCHANGE PROGRAM ANNOUNCED

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         Actel today announced that the Board of Directors has approved offering to all eligible employees who hold stock options the opportunity to exchange their outstanding stock options for new stock options exercisable at the fair market value of our stock on the date of grant.

What is it?

o An opportunity for employees to cancel underwater options in exchange for new options, which we anticipate will be granted six months and one day from the cancellation date (the new grant date is expected to be December 31, 2001).

o Vesting from cancelled options will be retained in the new options. New options will be granted one-for-one.

o        Participation is totally voluntary.

o This is not a repricing. If we were to simply reprice options, our potential for profitability in the future would be seriously impaired.

Why are we doing it?

o        For retention, given that many employees have underwater options.

Who is eligible to participate?

o Current Actel employees hired on or before June 1, 2001, are eligible, except for:

	 o       Members of Actel's Board of Directors, including John East.

	 o Employees in countries outside the United States due to tax and securities law complications.

When are we doing this?

o        Election Period: June 1, 2001 - June 29, 2001

o        Election  forms due to the Stock  Administrator  on or before  June 29,
         2001

o        Cancellation Date: June 30, 2001

o Expected New Grant Date: December 31, 2001 (six months and one day after the Cancellation Date)

How will the program be communicated to employees?

o When we commence the exchange offer, we will file a Tender Offer Statement with the United States Securities and Exchange Commission. The Tender Offer Statement (including an Offer to Exchange, an Election Form, and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the offer.

o The offering documents will be distributed to employees by email on June 1, 2001, and posted on the Intranet. The offering documents will include a Memorandum from me containing frequently asked questions and detailed answers. The Tender Offer Statement will also be available on the SEC's web site at www.sec.gov.

o        Employee information sessions will be scheduled in June.